Exhibit 16.1

February 26, 2008

Securities and Exchange Commission
100 F Street, NE
Washington DC 20459
United States

Dear Sirs,

BLUEPOINT LINUX SOFTWARE CORP.

We have read Item 4.01(a) of Bluepoint Linux Software Corp.'s Form 8-K/A, which discusses the resignation of Moores Rowland as its independent accountants and will be filed to the Commission as part of the Form 8-K/A, and we agree with the statements made therein except for the second paragraph and the last sentence of the fifth paragraph for which we have no basis to agree or disagree.

Subsequent to our audit on the consolidated financial statements of which our audit report dated April 27, 2007 has been filed as part of the Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2006, we were not engaged by Bluepoint Linux Software Corp. for any other professional services up to the date of our resignation on December 3, 2007.

Yours faithfully,

Moores Rowland
(formerly Moores Rowland Mazars)